First Trust Strategic High Income Fund II
                             120 East Liberty Drive
                                   Suite 400
                            Wheaton, Illinois 60187


                                  May 29, 2012


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                   Re:   First Trust Strategic High Income Fund II
                        (Registration Nos. 333-180240 and 811-21842)


Ladies and Gentlemen:

      The undersigned, First Trust Strategic High Income Fund II, Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, filed on May 29, 2012, so that the same may become effective at 12 p.m., Eastern Time on May 30, 2012, or as soon thereafter as practicable.

       The Registrant hereby acknowledges that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

          o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Very truly yours,

                                First Trust Strategic High Income Fund II


                                By:   /s/ W. Scott Jardine
                                    ----------------------------------------
                                      W. Scott Jardine, Secretary